

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Room 4561

DIVISION OF
CORPORATION FINANCE

February 16, 2007

John W. Low, Chief Financial Officer
Spescom Software, Inc.
10052 Mesa Ridge Court, Suite 100
San Diego, CA 92121

RE: Spescom Software, Inc.
Post-Effective Amendment to Form S-1
File No. 333-133105
Filed on January 19, 2007

Form 10-K for the year ended September 30, 3006

Form 10-Q for the quarter ended December 31, 2006

Dear Mr. Low:

This is to advise you that we have limited our review of the above filings to the matters addressed in the comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for fiscal year ended September 30, 2006

Item 9A. Controls and Procedures

1. We note your statement that you "concluded that the Company's disclosure controls and procedures are effective in recording, processing, summarizing and reporting within the time periods specified in the SEC's rules and forms material information relating to the Company (including its consolidated subsidiaries) required to be included in the Company's periodic SEC filings." Please confirm that management, including your CEO and CFO, also concluded that your disclosure controls and procedures were effective to ensure that that information required to be disclosed by you in the reports you file or



Spescom Software, Inc.
February 16, 2007

submit under the Act is accumulated and communicated to your management, including you CEO and CFO, as appropriate to allow timely decisions regarding required disclosure. See the complete definition of disclosure controls and procedures contained in Rule 13a-15(e). In this regard, we note that that you set forth the complete definition with respect to your Form 10-Q for the quarter ended December 31, 2006.

* * * *

As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Jay Ingram at (202) 551-3397 with any questions. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Barbara C. Jacobs

Barbara Jacobs
Assistant Director

cc: Russell C. Hansen
Jeffrey N. Petit
Gibson, Dunn & Crutcher, LLP